SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 14, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(+55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(+55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer Registration	Corporate Taxpayer Registration
76.535.764/0001-43	02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. (NYSE: BRP; BOVESPA: BRTP3/BRTP4) and BRASIL TELECOM S.A. (NYSE: BTM; BOVESPA: BRTO3/BRTO4), in compliance with Notice CVM/SEP/GEA-2/Nº 516/2005, inform to their shareholders and the market in general, the following, as transcribed below:

“October 14, 2005.

To
Brasil Telecom Participações S.A. and
Brasil Telecom S.A.
SAI Sul, ASP, Lote D, Bloco B
Brasília – DF - Brasil

Attention: Mr. Charles Laganá Putz
Chief Financial Officer and Investor Relations Officer
Brasil Telecom Participações S.A.

FAX – (61) 3415-1313

Ref. Notice CVM/SEP/GEA-2/Nº 516/2005

Dear Mr. Charles Laganá Putz:

Telecom Italia International N.V. (“Telecom Italia”) in respect to your electronic mail as of today, where it was required, in compliance with Notice received from
Comissão de Valores Mobiliários (“CVM”), clarifications regarding news published on Folha de S. Paulo newspaper, on October 9, 2005, which comment on the existence of possible negotiations for the acquisition, by the Opportunity Group, of the stake held, directly or indirectly, by Telecom Italia International in Brasil
Telecom Participações S.A. (“BTP”) or Brasil Telecom S.A. (“BT”), informs that
Telecom Italia did not celebrate any agreement(s), regarding the sale of its investments in BTP/BT, direct or indirect.

We clarify that this answer is given in respect to the Notice sent by CVM to BTP and BT, and it shall not be read as a recognition of the acts taken at BTP’s
“extraordinary general shareholders’ meeting”, held on July 27, 2005 and its consequences, including the legitimacy of the representative, addressee of the present letter.

Finally we request that you disclose this letter to the market immediately.

With nothing further,

Telecom Italia International N.V.”

Brasília, 14 de outubro de 2005.

Charles Laganá Putz
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 14, 2005

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer